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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)
                                ---------------

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         ------------------------------

                             HEAT ACQUISITION CORP.
                                      AND
                                     RHI AG
                                   (Bidders)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   379335102

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              DR. GEORG OBERMEIER
                            CHIEF EXECUTIVE OFFICER
                                     RHI AG
                                MOMMSENGASSE 35
                             A-1040 VIENNA, AUSTRIA
                                 43-1-50213-123

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                   COPIES TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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    This Amendment No. 7 amends the Tender Offer Statement on Schedule 14D-1, as amended (the "Statement"), filed by RHI AG, an Austrian stock corporation ("Parent"), and Heat Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.25 per share (together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated October 31, 1995, as amended, between Global Industrial Technologies, Inc., a Delaware corporation ("the Company"), and The Bank of New York, the "Shares"), of the Company at a purchase price of $13.00 per Share, net to the seller in cash.

    Except as otherwise indicated herein, the information set forth in the Statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    The information set forth in Item 5(b) is hereby amended and supplemented as follows:

        As previously announced, the FTC staff has indicated to Parent that it will not object to the consummation of the Merger if, prior to the Merger, Parent enters into binding agreements to divest certain assets relating to the manufacture of certain refractory products on terms and to one or more buyers approved by the FTC. Parent has entered into an agreement to divest such assets. The agreement is subject to the satisfaction or waiver of certain conditions including a financing conditon. Also, the purchaser has the right to terminate the agreement at any time prior to 5:00 p.m. Eastern Standard Time on November 19, 1999 if purchaser board approval has not been obtained and the right to terminate the agreement at any time prior to 5:00 p.m. Eastern Standard Time on or about November 22, 1999 based on the results of purchaser's due diligence review. While Parent believes that the terms and conditons of the divesture should satisfy the FTC's requirements, there can be no assurance that the FTC will consent to the terms of the divesture or that Parent will be successful in completing the divestiture or the timing or the terms thereof.

ITEM 10. ADDITIONAL INFORMATION.

    The information set forth in Items 10(b), 10(c) and 10(f) is hereby amended and supplemented as follows:

        The information set forth in Item 5 (Purpose of the Tender Offer and Plans or Proposals of the Bidder) is incorporated herein by reference.

        In a November 15, 1999 press release, Parent announced the extension of the Expiration Date. The Offer is hereby amended so that the Expiration Date is 9:00 a.m., New York City Time, on Monday,
    November 22, 1999.

        The full text of Parent's November 15, 1999 press release is set forth in Exhibit (a)(15) hereto and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

*(a)(1)   Offer To Purchase, dated July 16, 1999

*(a)(2)   Letter of Transmittal

*(a)(3)   Notice of Guaranteed Delivery

*(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees

*(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees

*(a)(6)   Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9

*(a)(7)   Form of Summary Advertisement, dated July 19, 1999

*(a)(8)   Text of Joint Press Release of Parent and the Company, dated
          July 12, 1999

*(a)(9)   Text of Press Release of Parent, dated August 4, 1999

*(a)(10)  Text of Press Release of Parent, dated August 6, 1999

*(a)(11)  Text of Press Release of Parent, dated September 29, 1999

*(a)(12)  Text of Press Release of Parent, dated October 14, 1999
          (Free English Translation for Convenience Purposes Only)

*(a)(13)  Text of Press Release of Parent, dated October 25, 1999

*(a)(14)  Text of Press Release of Parent, dated October 29, 1999

 (a)(15)  Text of Press Release of Parent, dated November 15, 1999

*(b)(1)   Credit Agreement, dated October 13, 1999, between RHI
          Finance ApS, as Borrower, and Raiffeisen Zentralbank
          Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro
          Bank N.V., Filiale Wien, Bank Austria Aktiengesellschaft,
          Bank fur Arbeit und Wirtschaft AG, Erste Bank der oesterreichischen Sparkassen AG and Osterreichische
          Volksbanken AG, collectively, the Lenders, for [EURO]440 million (Free English Translation for Convenience Purposes
          Only)

*(b)(2)   Guaranty Agreement dated October   , 1999, between Parent
          and the Lenders (Free English Translation for Convenience
          Purposes Only)

*(c)(1)   Agreement and Plan of Merger, dated July 12, 1999, among
          Parent, Purchaser and the Company

 (d)      Not applicable

 (e)      Not applicable

 (f)      Not applicable

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*   Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HEAT ACQUISITION CORP.

                                                       By:  /s/ JAKOB MOSSER
                                                            -----------------------------------------
                                                            Name: Jakob Mosser
                                                            Title: President

                                                       RHI AG

                                                       By:  /s/ JAKOB MOSSER
                                                            -----------------------------------------
                                                            Name: Jakob Mosser
                                                            Title: Member of Management Board

Dated: November 15, 1999

                                 EXHIBIT INDEX

EXHIBIT                                         DESCRIPTION
-------                                         -----------
*(a)(1)                 Offer To Purchase, dated July 16, 1999
*(a)(2)                 Letter of Transmittal
*(a)(3)                 Notice of Guaranteed Delivery
*(a)(4)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees
*(a)(5)                 Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees
*(a)(6)                 Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9
*(a)(7)                 Form of Summary Advertisement, dated July 19, 1999
*(a)(8)                 Text of Joint Press Release of Parent and the Company, dated
                        July 12, 1999
*(a)(9)                 Text of Press Release of Parent, dated August 4, 1999
*(a)(10)                Text of Press Release of Parent, dated August 6, 1999
*(a)(11)                Text of Press Release of Parent, dated September 29, 1999
*(a)(12)                Text of Press Release of Parent, dated October 14, 1999
                        (Free English Translation for Convenience Purposes Only)
*(a)(13)                Text of Press Release of Parent, dated October 25, 1999
*(a)(14)                Text of Press Release of Parent, dated October 29, 1999
 (a)(15)                Text of Press Release of Parent, dated November 15, 1999
*(b)(1)                 Credit Agreement, dated October 13, 1999, between RHI
                        Finance ApS, as Borrower, and Raiffeisen Zentralbank
                        Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro
                        Bank N.V., Filiale Wien, Bank Austria Aktiengesellschaft,
                        Bank fur Arbeit und Wirtschaft AG, Erste Bank der
                        oesterreichischen Sparkassen AG and Osterreichische
                        Volksbanken AG, collectively, the Lenders, for [EURO]440
                        million (Free English Translation for Convenience Purposes
                        Only)
*(b)(2)                 Guaranty Agreement, dated October 14, 1999, between Parent and the Lenders (Free English Translation for Convenience
                        Purposes Only)
 (b)                    Not applicable
*(c)(1)                 Agreement and Plan of Merger, dated July 12, 1999, among
                        Parent, Purchaser and the Company
 (d)                    Not applicable
 (e)                    Not applicable
 (f)                    Not applicable

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*   Previously filed.